BRF S.A.

A Public Held Company

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

CVM 16269-2

Announcement to the Market

BRF S.A. ("BRF" or "Company" - BM&FBovespa: BRFS3; NYSE: BRFS), pursuant to CVM Instruction 358 of January 3, 2002, and following the Announcement to the Market disclosed on March 22, 2016, informs its shareholders and the market that on the date hereof its controlled entities BRF GmbH and BRF Holland BV have concluded the acquisition of the totality of the shares issued by Alimentos Calchaquí Productos 7 S.A. (the “Transaction”).

The Transaction is in line with BRF’s strategic plan for globalizing the Company, accessing local markets, strengthening BRF’s brands, distribution and expansion of its product portfolio around the globe. Finally, notwithstanding the fact the Transaction was concluded by its subsidiaries BRF GmbH and BRF Holland B.V., the Company states that the Transaction would not grant withdrawal rights to its shareholders since its shares have liquidity and are dispersed, in accordance with article 256, §2º, and article 137, II, of Brazilian Corporate Law, and applicable regulatory standards.

São Paulo, May 10, 2016.

José Alexandre Carneiro Borges

Chief Financial and Investor Relations Officer